UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

April 11, 2018

NUVUS CORP.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

10901 Roosevelt Blvd, Suite 1000c, Saint Petersburg, FL 33716

(Full mailing address of principal executive offices)

(727) 474-1810

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9.1 - Other Events

On April 9, 2018, the Company appeared for a hearing which was held before the Twelfth Circuit Court in Desoto County, Florida for the purposes of obtaining a judicial declaratory judgment as to the Company’s status under the Securities laws for Rule 144 determination, as to whether the Company has ever been a “Shell” Company under the Securities Laws. Pursuant to Chapter 86 of the Florida Statutes, the Company had filed the declaratory action so the Court could determine whether the Company had ever met the definition of being a shell company under Rule 405 of the Securities Act. The Company found this necessary so that all shareholders would be able to utilize Rule 144 for exemption from registration.

At the hearing, the Court received evidence including corporate history, financials, SEC filings, and other historical evidence, as well as relevant testimony. The Court entered an Order in the matter finding that the Company was not currently, nor had it ever been a shell company for purposes of Rule 144 exemption from registration.

The Order of the Court as filed in the Twelfth Circuit Court of Florida, Desoto County under case number 2018-CA-00133 is attached as an exhibit.

Name Change:

Effective April 12, 2018 - The name of the corporation is changed from HempTech Corp. to Nuvus Gro with a new ticker symbol of NUVG.

Exhibits

15.1     The Order of the Court as filed in the Twelfth Circuit Court of Florida

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMPTECH CORP.

Date:	April 11, 2018	By:	/s/ Sam Talari
Sam Talari, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.